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                                                                      EXHIBIT 78

                                [INTEROIL LOGO]

                              INTEROIL CORPORATION
                                 DRILLING REPORT
                                17 FEBRUARY 2004

  MOOSE - 2

  TYPE:                  Oil Exploration / Appraisal well

  LOCATION:              PPL 238, Eastern Papuan Basin

                         145 degrees 12.30" E, 06 degrees 59.69' S

  CURRENT STATUS:        Current activity is drilling ahead at [1,196] meters
                         (3,924 ft).

                         Activity during week included: Drilled 4 7/8 inch hole. Replaced failed hydraulic pump. Drill pipe failure, successfully retrieved pipe.

  PLANNED TOTAL DEPTH:   1,700 m (5,577ft)

  OPERATOR:              InterOil subsidiary SPI (208) Limited

  PROSPECT DESCRIPTION:  Step-out well to appraise the extent of the Moose limestone reservoir that had oil shows in the Moose ST-1 well, approximately 4.5 km (3 miles) away.

                         Deeper exploration target of Pale sandstone, two way dip closure, doubly plunging thrust anticline.

  STERLING MUSTANG - 1

  TYPE:                  Oil Exploration

  LOCATION:              PPL 238 Eastern Papuan Basin

                         145 degrees 23' 47.82" E, 06 degrees 56' 54.40"S

  CURRENT STATUS:        Current activity is drilling ahead at [1,146] meters
                         (3,760 ft).

  PLANNED TOTAL DEPTH:   2,200 m (7,218 ft)

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  INTEREST:              InterOil subsidiary SPI (208) Limited 100%

  OPERATOR:              SPI (208) Limited

  PROSPECT DESCRIPTION:  Two way dip, doubly plunging thrust anticline with Late
                         Cretaceous Pale and Subu quartz sandstones (primary) and Eocene "Mendi" Limestone with fracture porosity (secondary) objectives.

FOR FURTHER INFORMATION:

PLEASE SEE THE INTEROIL WEB SITE AT WWW.INTEROIL.COM

NORTH AMERICA                                 AUSTRALASIA

Gary M Duvall                                 Anesti Dermedgoglou
Vice President, Corporate Development         Vice President, Investor Relations
InterOil Corporation                          InterOil Corporation
gary.duvall@interoil.com                      anesti@interoil.com
Houston TX USA                                Cairns Qld Australia
Phone: +1 281 292 1800                        Phone: +61 7 4046 4600

Lisa Elliott                                  Andy Carroll
DRG & E                                       General Manager, Exploration &
lelliott@drg-e.com                            Production
Phone: +1 713 529 6600                        InterOil Corporation
                                              Phone: +61 2 9279 2000